                                                    ---------------------------
                                                           OMB APPROVAL
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                UNITED STATES                       OMB Number:       3235-0145
     SECURITIES AND EXCHANGE COMMISSION             Expires:  December 31, 1997
           Washington, D.C. 20549                   Estimated average burden
                                                    hours per response....14.90
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No.  4 ) *
                                            ---

                          Ribi Immunochem Research Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    76255310
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)

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    CUSIP No. 76255310         13G                     Page   2   of   5   Pages
              ----------                                   -----    -----

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1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WEISS, PECK & GREER, L.L.C.

--------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                (a) / /
                                                                 (b) /X/

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3         SEC USE ONLY

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          CITIZENSHIP OR PLACE OF ORGANIZATION
4
          DELAWARE

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                                    SOLE VOTING POWER
                              5
                                    -0-
         NUMBER OF           ---------------------------------------------------
           SHARES                   SHARED VOTING POWER
        BENEFICIALLY          6
          OWNED BY                  1,290,500
            EACH             ---------------------------------------------------
         REPORTING                  SOLE DISPOSITIVE POWER
           PERSON             7
            WITH                    -0-

                             ---------------------------------------------------

                                   SHARED DISPOSITIVE POWER
                              8
                                    1,290,500

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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9

          1,290,500

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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10        X

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          6.45%

--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON *
12
          BD, IA

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Cusip No. 76255310                                                   Page 3 of 5

Item 1(a).    Name of Issuer:  Ribi Immunochem Research Inc.
              --------------

Item 1(b).    Address of Issuer's Principal Executive Office:
              ----------------------------------------------

              553 Old Corvallis Road
              Hamilton, MT 59840

Item 2(a).    Name of Person Filing:  Weiss, Peck & Greer, L.L.C. ("WPG")
              ---------------------

Item 2(b).    Address of Principal Business Office, or if None, Residence:
              -----------------------------------------------------------

              One New York Plaza
              New York, NY 10004

Item 2(c).    Citizenship:
              -----------

              WPG is a limited liability company, organized underthe laws of the State of Delaware

Item 2(d).    Title of Class of Securities:  Common Stock
              ----------------------------

Item 2(e).    CUSIP Number:  76255310
              ------------

Item 3.       If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b),
              ------------------------------------------------------------------
              Check Whether the Person Filing is a:
              ------------------------------------


              (a)      ( X )   Broker or Dealer registered under Section 15 of
                               the Securities Exchange Act of 1934 (the "Act")
              (b)      (   )   Bank as defined in Section 3(a)(6) of the Act
              (c)      (   )   Insurance Company as defined in Section 3(a)(19)
                               of the Act
              (d)      (   )   Investment Company registered under Section 8 of
                               the Investment Company Act of 1940
              (e)      ( X )   Investment Adviser registered under Section 203
                               of the Investment Advisers Act of 1940
              (f)      (   )   Employee Benefit Plan, Pension Fund which is
                               subject to the provisions of the Employee
                               Retirement Income Security Act of 1974 or
                               Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
              (g)      (   )   Parent Holding Company, in accordance with Sec.

                               240.13d-1(b)(ii)(G) (Note:  See Item 7)
              (h)      (   )   Group, in accordance with paragraph 240.13d-1(b)
                               (1)(ii)(H)

Item 4.       Ownership:
              ---------

              (a)      Amount Beneficially Owned: 1,290,500 as of December 31,
                       1997.

              (b) Percent of Class: 6.45% (based on the 19,999,000 shares of common stock reported to be outstanding in the Form 10-Q filed for the period ending December 31, 1997).

Cusip No. 76255310                                                   Page 4 of 5

              (c)      Number of shares as to which such person has:

                       (i)     sole power to vote:     -0-

                       (ii)    shared power to vote or to direct the vote:
                               1,290,500

                       (iii)   sole power to dispose or to direct the
                               disposition of:   -0-

                       (iv)    shared power to dispose or to direct the
                               disposition of:   1,290,500


Item 5.       Ownership of Five Percent or Less of a Class:
              --------------------------------------------

              Not applicable.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person:
              ---------------------------------------------------------------


This Statement on Schedule 13G ("Schedule 13G") is filed by WPG, a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 1,290,500 of common stock of Ribi Immunochem Research Inc. (the "Common Stock") held by WPG at December 31, 1997 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. To the knowledge of WPG, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by principals of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such principals disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective principal owns of record.


Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on By the Parent Holding Company:
              ------------------------------------------------------------

              Not applicable.

Item 8.       Identification and Classification of Members of the Group:
              ---------------------------------------------------------

              Not applicable.

Cusip No. 76255310                                                   Page 5 of 5

Item 9.       Notice of Dissolution of the Group:
              ----------------------------------

              Not applicable.

Item 10.      Certification:
              -------------


By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by WPG were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 9, 1998


WEISS, PECK & GREER, L.L.C.


By: /s/ Richard S. Pollack
    ----------------------
    Richard S. Pollack
    General Counsel

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).